UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-33559

BlackRock Capital Investment Corporation*
(Exact name of registrant as specified in its charter)

Address: 50 Hudson Yards, New York, NY 10001 Telephone number: (212)-810-5800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share
(Title of each class of securities covered by this Form)

None
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

Explanatory Note:

*
On March 18, 2024, BlackRock TCP Capital Corp., a Delaware corporation (“TCPC”), completed its previously announced acquisition of BlackRock Capital Investment Corporation, a Delaware corporation (the “Company”), pursuant to that certain Amended and Restated Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 10, 2024, by and among TCPC, the Company, BCIC Merger Sub, LLC, a Delaware limited liability company and an indirect wholly-owned subsidiary of TCPC (“Merger Sub”), and solely for the limited purposes set forth therein, BlackRock Capital Investment Advisors, LLC, a Delaware limited liability company and investment adviser to the Company (“BCIA”), and Tennenbaum Capital Partners, LLC, a Delaware limited liability company and wholly-owned subsidiary of BCIA and investment adviser to TCPC. Pursuant to the Merger Agreement, the Company merged with and into Merger Sub, with Merger Sub continuing as the surviving company and as an indirect wholly-owned subsidiary of TCPC (the “Merger”). As a result of, and as of the effective time of, the Merger, the Company’s separate corporate existence ceased.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this certification/notice to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 28, 2024		BlackRock TCP Capital Corp. successor by merger to BlackRock Capital Investment Corporation

	By:	/s/ Rajneesh Vig
Name: Rajneesh Vig
Title: Chief Executive Officer